Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Marriott International, Inc. for the registration of its debt securities, common stock, preferred stock, warrants, rights, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 21, 2005, with respect to the consolidated financial statements of Marriott International, Inc., Marriott International Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Marriott International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

December 7, 2005